Exhibit 12.1

Statement of Computation of Consolidated Ratio of

Earnings to Fixed Charges

(in thousands of dollars)

	Six Months Ended

	June 30, 2006	July 1, 2005

Income:
Net income	$123,049	$29,119
Provision for income taxes	46,341	21,071
Total fixed charges	19,982	34,344
Capitalized interest amortized	1,143	1,143
Equity earnings of non-consolidated affiliated companies accounted for by the equity method, net of dividends	(16,459)	(1,772)

	$174,056	$83,905

Fixed Charges:
Interest expense	$14,735	$28,822
Imputed interest on non-capitalized lease payment (1)	5,247	5,522

	$19,982	$34,344

Ratio of Earnings to Fixed Charges	8.71	2.44

(1)	The percentage of rent included in the calculation is a reasonable approximation of the interest factor.

Note: The preferred shares do not accrue dividends and, therefore, the consolidated ratio of earnings to fixed charges and preferred share dividend requirements would be the same as the consolidated ratio of earnings to fixed charges as presented above for the periods indicated.